

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Gaylon Morris
Chief Executive Officer
Sunworks, Inc.
1555 Freedom Boulevard
Provo, UT 84604

   Re: Sunworks, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2021
    Filed March 11, 2022
    File No. 001-36868

Dear Gaylon Morris:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation